Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146457

CNL LIFESTYLE PROPERTIES, INC. Supplement No. Three dated December 15, 2009 to Prospectus dated April 22, 2009

This Supplement is part of, and should be read in conjunction with, our prospectus dated April 22, 2009 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Information By Reference” in this Supplement. This Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Lifestyle Properties” means CNL Lifestyle Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have acquired, properties we have entered into commitments to acquire and properties we have sold is presented in this Supplement as of November 6, 2009, and all references to property acquisitions, commitments and sales should be read in that context. Properties we acquire, properties we enter into commitments to acquire and properties we sell after November 6, 2009 will be reported in a subsequent Supplement.

BUSINESS

The following supplements “Business – Recent Demographic Trends,” which begins on page 53 of the prospectus.

We believe that Baby Boomers as a group continue to spend more time on leisure-related activities and retail spending for themselves, their children and grandchildren. In addition to an increase in expenditures generally, there is an increase in leisure hours being enjoyed by private industry workers. Americans, regardless of age, have enjoyed a 13 percent increase in leisure hours over the past 40 years, according to the Bureau of Labor Statistics, and recreation expenditures have grown 8.3 percent annually since 1985, according to the Bureau of Economic Analysis. Access to paid personal leave has increased significantly since the early 1990s, according to the U.S. Bureau of Labor Statistics and in a 1990 to 1991 Employee Benefits Survey, about 14 percent of workers received paid leave. That number increased to 37 percent by March 2008.

Baby Boomers, in our opinion, will continue to spend their money and leisure time over the long-term on activities about which they are passionate, such as golf, skiing, amusement parks and boating. Even in a down market, spending on leisure pursuits continues and while certain consumers will reduce their spending, they will continue to seek leisure and recreational outlets to create memories with family and friends. In our experience, lifestyle pursuits are emotionally important experiences to Baby Boomers and, accordingly, are not viewed as completely discretionary. Despite the economic climate, we believe that Baby Boomers, Gen Xers and Gen Yers will pursue these experiences even if economic conditions cause them to do so closer to home. The geographic diversity of our properties, 111 of which are within driving distance of metropolitan areas with populations of one million or more, are well-suited for day trips and short-term vacations.

Consistent with these beliefs, many of the asset classes in which we operate are generally reporting sustained or only slightly reduced visitation levels in comparison to prior years or seasons although spending per visit has declined due to the current economic climate. Thus far, this trend has continued in 2009. We will continue to monitor these trends as we seek new investment opportunities.

The following updates “Business – Real Estate Investment Portfolio,” which begins on page 56 of the prospectus.

Real Estate Investment Portfolio

As of November 6, 2009, we owned a portfolio of 117 lifestyle properties diversified by aggregate purchase price as follows: approximately 31 percent in ski and mountain lifestyle, 26 percent in golf, 23 percent in attractions and 20 percent in additional lifestyle properties. Eight of the 117 properties are owned through unconsolidated joint ventures and three are located in Canada.

Our real estate investment portfolio is geographically diversified with properties in 32 states and Canada. We own ski and mountain lifestyle properties in eight states and Canada, with a majority of those properties located in the Northeast, California and Canada. Our golf properties are located in 15 states, with a majority of those courses located in “Sun Belt” states. Our attraction properties are located in 13 states, primarily in the Southwest.

The following concentration table summarizes information as of September 30, 2009 about our properties operated under long-term triple net leases by asset class and tenant.

Tenant	Number of Properties	Annualized Base Rent (in thousands)(1)	Percent of Annualized Base Rent
Ski & Mountain Lifestyle
Booth Creek Resort Properties	3	$16,407	11.1%
Mountain High Associates	1	4,536	3.0%
Boyne USA	7	26,508	17.9%
Triple Peaks	3	12,249	8.3%
FO Ski Resorts (Jiminy Peak)	1	2,547	1.7%

	15	$62,247	42.0%
Golf
Billy Casper Golf	1	$1,035	0.7%
EAGLE Golf	43	28,084	18.9%
Heritage Golf Group	1	679	0.5%
I.R.I. Golf Group	1	1,196	0.8%
Traditional Golf	5	3,417	2.3%

	51	$34,411	23.2%
Attractions
HFE Horizon	2	1,530	1.0%
PARC Management(2)	20	37,250	25.1%
Village Roadshow	1	1,379	1.0%

	23	$40,159	27.1%
Additional Lifestyle Properties
Marinas International	11	10,824	7.3%
Route 66 Real Estate	1	559	0.4%

	12	$11,383	7.7%

Total	101	$148,200	100.0%

FOOTNOTES:

(1)	These figures do not include percentage rent and straight-line rent adjustments required under Generally Accepted Accounting Principles and therefore will be different from the revenues reported for these properties.

(2)	These figures exclude modifications described in the “Properties Operated by PARC” discussion included below.

The following updates “Business – Real Estate Investment Portfolio – Ski and Mountain Lifestyle,” which begins on page 58 of the prospectus.

Ski and Mountain Lifestyle Industry Overview

The ski industry is highly competitive, and has undergone aggressive consolidation over the last twenty-five years, decreasing from 735 ski areas in 1983 to 473 ski areas in 2009. The competitive position of our Ski and Mountain Lifestyle Properties is dependent upon many variables, including location and accessibility, pricing, extent and quality of resort facilities, quality of snow conditions and terrain, quality of ski facilities, service and reputation.

Depending on the location and type of ski property, our properties face different types of competition. Our day ski areas tend to compete with other day ski areas within a general radius of 20-35 miles, our regional ski properties compete with those resorts in a broader locale, such as the northeastern section of the country as they are within a reasonable weekend travel distance, and our destination resorts compete against other resorts nationally and worldwide, such as those resorts in Colorado, California or Switzerland, as those resorts offer more than just skiing to families who want to make their visit an extended vacation. Such regional, national and worldwide competitors may be better positioned to withstand bad weather or economic conditions and may also have greater financial resources than we do to operate their resorts.

In the face of current economic headwinds, the U.S. ski industry displayed signs of resilience with 57.4 million visits during the 2008/09 season, the fourth highest on record according to the Kottke End of Season Survey 2008/09, Final Report, July 2009 (the “Kottke Survey”). This figure was down 5.2% from the record 2007/08 season. These economic challenges favored the more convenient and lower-cost day ski areas located near major metropolitan markets, as many participants chose to stay closer to home in lieu of destination trips to other regional resorts or western destination resorts according to the Kottke Survey. This was shown by a jump in day visitation with a proportionate sag in overnight visits. International visitation also returned to more normal levels after a weak dollar in 2007/08 caused a substantial increase in this demographic.

Generally favorable snowfall aided in bringing visitors to the mountains throughout the season in most areas of the country, and while visits were down in all regions except the Southeast, most regions were up against their respective 10-year averages according to the Kottke Survey. Overall, while revenue per visit trended downward this season, participants still found ways to get out on the mountains and enjoy their sport, even if it meant sacrificing certain ancillary spending.

Properties Operated by Booth Creek. Effective August 1, 2009, we amended the terms of our leases and loans with Booth Creek. The lease modifications included the release of the security deposit, half of which was applied toward the payment of 2009 rents and half of which was released to Booth Creek for working capital needs. Pending final lender approval, the amendments also reduce certain lease and interest rates and defer certain lease payments for 2009 to be paid over the last ten years of the leases. For information on the loan modifications, see the update to “Business – Loan Portfolio” on page 5 of this Supplement.

Property Operated by BW Resort Management. On August 31, 2009, we terminated our leases with BW Resort Management for the Bretton Woods Mountain Resort. Effective September 1, 2009, we entered into a management agreement with Omni Hotels Management Corporation, a nationally recognized operator of luxury hotels and resorts, which we believe will ultimately drive additional occupancy, revenue and operating performance at the property through brand recognition, marketing and a centralized reservation system. The property is now known as the Mount Washington Resort.

Properties Operated by Triple Peaks. On June 30, 2009, the State of Vermont extended the ground lease on the underlying land at our Okemo Mountain Resort property. As a result, we recorded the leasehold interest and issued a note as additional purchase consideration to Triple Peaks collateralized by the property. For information on the note, see the update to “Business – Financings and Borrowing” on page 6 of this Supplement.

The following information supplements “Business – Real Estate Investment Portfolio – Attractions,” which begins on page 68 of the prospectus.

Properties Operated by PARC. Effective October 19, 2009, we reached an agreement with PARC Management to restructure its existing leases. In exchange for a pledge of stock and various financial and operating covenants, we released security deposits of approximately $15.0 million to be replenished to a certain level over the next five years. The lease terms were also modified to reduce the originally scheduled rents due for 2009 by approximately $12.2 million, offset by increases in rents in future years. In addition, we agreed to provide a lease allowance of up to $14.6 million, of which approximately $2.2 million was funded in September 2009 and approximately $9.3 million was funded in October 2009.

Properties Operated by Village Roadshow. A subsidiary of Village Roadshow Limited, a publicly traded global entertainment and media company based in Melbourne, Australia (“Village Roadshow”), operates our Wet‘n’Wild Hawaii waterpark. Founded in 1954, Village Roadshow Limited’s core businesses are theme parks, film distribution, cinema, radio, film production and music.

We have leased the following property to Village Roadshow for an initial term of 20 years with six five-year renewal options.

	Property Description	Date Acquired	Purchase Price		Federal Income Tax Basis of Depreciable Portion of Property
Wet‘n’Wild Hawaii Kapolei (Oahu), Hawaii	29-acre waterpark; leasehold interest	5/06/2009	$25,800	(1)	$16,500

FOOTNOTE:

(1)	This amount includes $15.0 million cash paid at closing and an additional $10.8 million which represents the estimated fair value of contingent purchase consideration expected to be paid in connection with the acquisition. The purchase agreement provides for additional purchase consideration of up to $14.7 million payable to the seller contingent upon the property achieving certain financial performance goals over the next three years.

Properties Operated by Great Wolf. Great Wolf Resorts, Inc., headquartered in Madison, Wisconsin, manages our Wolf Dells and Wolf Sandusky waterpark hotels. Great Wolf has owned and developed hotels since 1995 and has been involved with the indoor waterpark business since 1999. We initially partnered with Great Wolf and owned the waterpark hotels as part of the Wolf Partnership in which we owned a non-controlling interest from October 2005 through August 2009. For information on the initial acquisition of these properties, see “Business – Joint Venture Arrangements” on page 76 of the prospectus.

On August 6, 2009, we acquired from Great Wolf its 30.3 percent interest in the Wolf Partnership for $6.0 million. The Wolf Partnership previously was an unconsolidated entity owning two of our waterpark resorts, the Wolf Dells and Wolf Sandusky properties. Upon our acquisition of this partnership interest, the Wolf Partnership became our wholly owned subsidiary, and we began consolidating the operations of both waterpark resorts into our financial statements. Simultaneously with the transaction, we terminated the existing management and license agreement for the Wolf Dells property and entered into a new management agreement with Great Wolf that has a ten-year term and resulted in a reduction in fees paid by us to Great Wolf. With respect to the Wolf Sandusky property, we amended the existing management and license agreement to reduce fees and set a new expiration date of December 31, 2009. We are currently negotiating an extension of the management agreement with Great Wolf, which will be subject to lender approval due to the loans encumbering the properties. There can be no assurance that we will enter into a lease agreement for the Sandusky property or that the lender will approve a third-party operator.

	Property Description	Date Acquired	Estimated Fair Value at 8/2009(1)	Federal Income Tax Basis of Depreciable Portion of Property
Wolf Dells The Dells, Wisconsin	309-room waterpark resort	8/6/2009	$46,900	$65,100

Wolf Sandusky Sandusky, Ohio	271-room waterpark resort	8/6/2009	$43,400	$57,900

FOOTNOTE:

(1)	Upon acquisition of 100% ownership, we recorded the fair value of the assets acquired and liabilities assumed in connection with the transaction, which were determined based on discounted cash flow models, market assumptions, internal estimates and third-party appraisals. The $6.0 million consideration paid to acquire the interest, along with the carrying value of our investment in the unconsolidated entity at the acquisition date, approximated the fair value of the net assets acquired, and, accordingly, no gain or loss was recognized in connection with the transaction.

The following information updates “Business – Real Estate Investment Portfolio – Property Held for Development” on page 73 of the prospectus.

On May 13, 2009, we entered into an agreement to redevelop a hotel located in Orlando, Florida on International Drive for approximately $28.2 million. We acquired the hotel through foreclosure. In addition, we executed an agreement to lease the property to a third-party tenant when the hotel reopens, which is expected to occur in April 2010. On July 6, 2009, we obtained a $20.0 million construction loan for the renovation of the hotel. For information on this loan, see the update to “Business – Financings and Borrowing” on page 6 of this Supplement.

Following a foreclosure on our Shorefox Development, LLC loan, we own a development parcel in Granby, Colorado. The property is currently being evaluated for future lifestyle development as originally contemplated at the property.

The following information updates “Business – Joint Venture Arrangements” which begins on page 73 of the prospectus.

Intrawest Joint Venture. On September 11, 2009, we funded approximately $0.8 million to the Intrawest Venture, representing our share of additional contingent purchase price due in connection with the initial acquisition of one of the Resort Village Properties. The additional contingent purchase price was determined and payable based on the property achieving certain financial performance goals.

Great Wolf Joint Venture. On August 6, 2009, we acquired from Great Wolf its 30.3 percent interest in the Wolf Partnership for $6.0 million. As a result, we now own 100 percent of the Wolf Dells and Wolf Sandusky properties. For additional information on this transaction, see “Properties Operated by Great Wolf” above.

Dallas Market Center Venture. On August 3, 2009, we contributed $11.6 million to the DMC Partnership, and the partnership exercised its option to purchase the land under the DMC Property which had previously been leased. With this additional contribution, our ownership interest in the partnership increased to 81.9 percent.

The following sets forth changes to our loan portfolio as it was disclosed in “Business – Loan Portfolio,” which begins on page 82 of the prospectus. All of our loans are non-material to us.

On April 30, 2009, Won & Jay, Inc. repaid the $10.1 million mortgage note issued to us as part of the purchase price paid in connection with its purchase of our Talega Golf Course property in December 2008.

On May 8, 2009, we made a loan to PARC Management for approximately $1.5 million, collateralized by pledges of the membership interests of certain PARC Management subsidiaries and an obligation of PARC Management to issue a mortgage on 29 acres of vacant land located adjacent to our Magic Springs Theme Park property. The interest rate on the loan is 10.00 – 11.00 percent, and the loan matures on August 1, 2012.

On August 1, 2009, we amended our note to Booth Creek with a principal balance of approximately $2.9 million and increased the principal balance to approximately $3.5 million. The note is collateralized by one parcel of undeveloped land. There is no current interest due on the note, which matures on January 15, 2012. However, the ultimate interest rate varies depending upon the event triggering payment and will equal: (i) zero if the note is paid by January 15, 2010, (ii) the lesser of 24.0 percent or 93.0 percent of the then appraised value of the property upon a sale, or (iii) otherwise 24.0 percent.

On August 1, 2009, we amended our note to Booth Creek with a principal balance of approximately $6.2 million and increased the principal balance to approximately $8.8 million. The note is collateralized by one ski property. The note matures on January 15, 2012 and requires monthly payments of interest at an annual rate of 6.0 percent. However, the ultimate interest rate is dependent upon the event triggering payment and will equal: (i) 6.0 percent if the note is paid by January 15, 2010, (ii) the lesser of 15.0 percent or 93.0 percent of the then appraised value of the property upon a sale, or (iii) otherwise 15.0 percent.

On August 10, 2009, we modified certain terms of our 2008 loan for approximately $68.0 million to Boyne USA, Inc. related to the Big Sky Resort. We extended the maturity date by approximately two years to September 1, 2012, terminated our purchase option and established an interest maintenance reserve.

On August 10, 2009, we provided a loan of approximately $24.2 million to affiliates of Boyne USA, Inc. collateralized by certain of its ski resort and related property located in Montana and Michigan. During the remainder of 2009, the loan bears interest of approximately 6.3 percent, and requires monthly interest payments. Effective January 1, 2010, the loan bears interest at 15.0 percent and requires monthly interest-only payments at a rate of 9.0 percent, with all additional interest and principal due at maturity on September 1, 2012.

On October 29, 2009, we entered into a settlement agreement and obtained a deed in lieu of foreclosure for the parcels collateralizing our loan to Shorefox Development, LLC.

The following sets forth changes to our indebtedness for our consolidated and unconsolidated entities as discussed in “Business – Financings and Borrowing,” which begins on page 83 of the prospectus. We will provide a more detailed discussion of any outstanding indebtedness that is material to us.

On June 19, 2009, we repaid the balance of one of our Bretton Woods loans (approximately $338,000).

On June 30, 2009, we issued a note for $14. 4 million as additional purchase consideration to Triple Peaks when the State of Vermont extended the ground lease on the underlying land at our Okemo Mountain Resort property. The note is collateralized by the property, and all other terms are the same as our original 2008 Triple Peaks financing.

Since December 31, 2008, we have incurred the following debt.

Debt	Date of Loan Agreement	Collateral	Interest Rate	Maturity Date	Loan Principal Amount (in thousands)
I-Drive Hotel Development (construction loan)	7/6/2009	1 hotel property	30-day LIBOR + 2.75% and 5% floor	7/6/2011	$20,000

Jiminy Peak (financing)	9/29/2009	Ski and mountain lifestyle land	30-day LIBOR + 3.25%(1)	9/1/2019	$10,000

FOOTNOTE:

(1)	We have entered into an interest rate swap that fixes this rate at 6.89%.

SELECTED FINANCIAL DATA

The following selected financial data for CNL Lifestyle Properties, Inc. (in thousands except per share data) should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which are herein incorporated by reference.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004(1)
Operating Data:
Revenues	$183,349	$153,633	$210,415	$139,422	$21,887	$227	$—
Operating income (loss)	14,579	43,190	57,578	34,661	1,295	(4,984)	(1,280)
Income (loss) from continuing operations	(8,912)	27,701	34,240	35,356	19,250	6,583	(683)
Discontinued operations(2)	—	137	2,396	169	135	—	—
Net income (loss)	(8,912)	27,838	36,636	35,525	19,385	6,583	(683)
Net income (loss) per share (basic and diluted):
From continuing operations	(0.04)	0.14	0.16	0.22	0.31	0.33	(0.17)
From discontinued operations	—	—	0.01	—	—	—	—
Weighted average number of shares outstanding (basic and diluted)	232,945	205,586	210,192	159,807	62,461	19,796	4,076
Distributions declared(3)	116,362	94,043	128,358	94,067	33,726	10,096	1,173
Distributions declared per share	0.50	0.46	0.62	0.60	0.56	0.54	0.26
Cash provided by operating activities	67,652	102,342	118,782	117,212	45,293	4,616	755
Cash used in investing activities	122,521	255,231	369,193	1,221,387	562,480	199,063	41,781
Cash provided by financing activities	17,493	313,685	424,641	842,894	721,293	251,542	77,735

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004(1)
Balance Sheet Data:
Real estate investment properties, net	$1,979,968	$1,752,259	$1,862,502	$1,603,061	$464,892	$20,953	$—
Investments in unconsolidated entities	143,357	161,612	158,946	169,350	178,672	212,025	41,913
Mortgages and other notes receivable, net	202,864	167,876	182,073	116,086	106,356	3,171	—
Cash	172,148	195,923	209,501	35,078	296,163	93,804	36,710
Total assets	2,659,652	2,391,780	2,529,735	2,042,210	1,103,699	336,795	85,956
Long-term debt obligations	616,397	506,236	539,187	355,620	69,996	—	—
Line of credit	100,000	—	100,000	—	3,000	4,504	—
Total liabilities	817,601	572,184	707,363	424,896	104,505	12,163	11,004
Rescindable common stock	—	—	—	—	21,688	—	—
Stockholders’ equity	1,842,051	1,819,596	1,822,372	1,617,314	977,506	324,632	74,952

Other Data:
Funds from operations (“FFO”)(4)	93,706	114,107	148,853	118,378	40,037	14,170	(579)
FFO per share	0.40	0.56	0.71	0.74	0.64	0.72	(0.14)
Modified funds from operations(4)	108,849	114,107	148,853	118,378	40,037	14,170	(579)
Modified FFO per share	0.47	0.56	0.71	0.74	0.64	0.72	(0.14)
Properties owned directly at the end of period	108	102	104	90	42	1	—
Properties owned through unconsolidated entities at end of the period	8	10	10	10	10	10	7
Investments in mortgages and other notes receivable at the end of period	11	9	11	9	7	1	—

FOOTNOTES:

(1)	Operations commenced on June 23, 2004 when we received minimum offering proceeds of $2.5 million and funds were released from escrow. We completed our first investment in December 2004. The historical results of operations are not necessarily indicative of future performance due to our limited operating history and our rate of growth attributable to the significant increase in proceeds raised through our offerings as well as the number and magnitude of real estate acquisitions made in recent periods.

(2)	On December 12, 2008, we sold our Talega Golf Course property to Won & Jay, Inc. (“W&J”) for $22.0 million, resulting in a gain of approximately $4.5 million. At the same time, we paid approximately $2.4 million in loan prepayment fees and terminated our lease on the property with Heritage Golf. In connection with the sale, we received $12.0 million in cash and a promissory note from W&J in the amount of $10.0 million, which was repaid in April 2009. In accordance with generally accepted accounting principles (“GAAP”), we have reclassified and included the results from the property sold in 2008 as discontinued operations in the consolidated statements of operations for all periods presented.

(3)	Cash distributions are declared by the board of directors and generally are based on various factors, including expected and actual net cash from operations and our general financial condition, among others. This amount includes a one-time special distribution of $0.035 per share to stockholders of record as of March 31, 2009 totaling approximately $8.0 million. Approximately 12.7%, 45.2%, 41.0%, 58.0%, 71.9%, 51.9%, and 24.0% of the distributions received by stockholders were considered to be ordinary income and approximately 87.3%, 54.8%, 59.0%, 42.0%, 28.1%, 48.1%, and 76.0% were considered a return of capital for federal income tax purposes for the nine months ended September 30, 2009 and 2008 and for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively. We have not treated such amounts as a return of capital for purposes of calculating the stockholders’ return on their invested capital, as described in our advisory agreement.

(4)	FFO is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO, which is defined by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, as one measure to evaluate our operating performance. In addition to FFO, we use MFFO, which excludes acquisition-related costs and non-recurring charges such as the write-off of in-place lease intangibles and other similar costs associated with lease terminations, to further evaluate our operating performance.

FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate has historically not depreciated on the basis determined under GAAP. We believe that FFO is helpful to investors and our management as a measure of operating performance, because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income alone.

We believe MFFO is helpful to our investors and our management as a measure of operating performance because it excludes costs that management considers more reflective of investing activities, such as the payment of acquisition expenses that are directly associated with property acquisition, and other non-operating items historically included in the computation of FFO. Acquisition expenses are paid for with proceeds from our common stock offerings or debt proceeds rather than paid for with cash generated from operations. By providing MFFO, we present information that is more consistent with management’s long term view of the Company’s core operating activities and is more reflective of a stabilized asset base.

Accordingly, we believe that in order to facilitate a clear understanding of our operating performance between periods and as compared to other equity REITs, FFO and MFFO should be considered in conjunction with our net income and cash flows as reported in the accompanying condensed consolidated financial statements and notes thereto. Because acquisition fees and costs were not required to be expensed under GAAP prior to January 1, 2009, MFFO for the prior periods is the same as FFO.

FFO and MFFO (i) do not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO or MFFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (ii) are not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as alternatives to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO or MFFO as presented may not be comparable to amounts calculated by other companies.

The following table presents a reconciliation of net income (loss) to FFO and MFFO for the nine months ended September 30, 2009 and 2008 and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004(1)
Net income (loss)	$(8,912)	$27,838	$36,636	$35,525	$19,385	$6,583	$(683)
Adjustments:
Depreciation and amortization	90,381	73,387	98,901	64,883	8,489	17	—
Gain on sale of real estate investment properties	—	—	(4,470)	—	—	—	—
Net effect of FFO adjustment from unconsolidated entities(a)	12,237	12,882	17,786	17,970	12,163	7,570	104

Total funds from operations	$93,706	$114,107	$148,853	$118,378	$40,037	$14,170	$(579)

Acquisition fees and costs(b)	12,385	—	—	—	—	—	—

Write-off of non-cash deferred charges(c)	2,758	—	—	—	—	—	—

Modified funds from operations	$108,849	$114,107	$148,853	$118,378	$40,037	$14,170	$(579)

Weighted average number of shares of common stock outstanding (basic and diluted)	232,945	205,586	210,192	159,807	62,461	19,796	4,076

FFO per share (basic and diluted)	$0.40	$0.56	$0.71	$0.74	$0.64	$0.72	$(0.14)

Modified FFO per share (basic and diluted)	$0.47	$0.56	$0.71	$0.74	$0.64	$0.72	$(0.14)

FOOTNOTES:

(a)	This amount represents our share of the FFO adjustments allowable under the NAREIT definition (primarily depreciation) multiplied by the percentage of income or loss recognized under the HLBV method.

(b)	Acquisition fees and costs that were directly identifiable with properties acquired were not required to be expensed under GAAP prior to January 1, 2009. Accordingly, no adjustments to funds from operations is necessary for periods prior to 2009.

(c)	This amount includes non-recurring charges associated with lease terminations such as the write-off of in-place lease intangibles and other deferred charges.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following information updates “Certain Relationships and Related Transactions” which begins on page 103 of the prospectus.

For the nine months ended September 30, 2009 and 2008, we incurred the following fees (in thousands):

	Nine Months Ended September 30,
	2009	2008
Selling commissions	$11,232	$18,458
Marketing support fee & due diligence expense reimbursements	4,817	7,913

Total	$16,049	$26,371

The Managing Dealer is entitled to selling commissions of up to 7.0% of gross offering proceeds and marketing support fees of 3.0% of gross offering proceeds in connection with our offerings, as well as actual expenses incurred up to 0.10% of proceeds in connection with due diligence. A substantial portion of the selling commissions and marketing support fees and all of the due diligence expenses are reallowed to third-party participating broker dealers.

For the nine months ended September 30, 2009 and 2008, our Advisor earned fees and incurred reimbursable expenses as follows (in thousands):

	Nine Months Ended September 30,
	2009	2008
Acquisition fees:(1)
Acquisition fees from offering proceeds	$4,669	$8,763
Acquisition fees from debt proceeds	2,049	4,378

Total	$6,718	$13,141

Asset management fees:(2)	$18,579	$16,161

Reimbursable expenses:(3)
Offering costs	2,388	6,988
Acquisition costs	114	741
Operating expenses	6,616	3,140

Total	$9,118	$10,869

Total fees earned and reimbursable expenses	$34,415	$40,171

FOOTNOTES:

(1)	Acquisition fees are paid for services in connection with the selection, purchase, development or construction of real property, generally equal to 3.0% of gross offering proceeds, and 3.0% of loan proceeds for services in connection with the incurrence of debt.

(2)	Asset management fees are equal to 0.08334% per month of our “real estate asset value,” as defined in our prospectus, and the outstanding principal amount of any mortgage loan as of the end of the preceding month.

(3)	Our Advisor and its affiliates are entitled to reimbursement of certain expenses incurred on our behalf in connection with our organization, offering, acquisitions, and operating activities. Pursuant to the Advisory Agreement, we will not reimburse our Advisor for any amount by which total operating expenses paid or incurred by us exceed the greater of 2.0% of average invested assets or 25.0% of net income (the “Expense Cap”) in any expense year, as defined in the Advisory Agreement. For the expense year ended September 30, 2009, operating expenses did not exceed the Expense Cap.

Amounts due to affiliates for fees and expenses described above are as follows (in thousands):

	September 30, 2009	December 31, 2008
Due to the Advisor and its affiliates:
Offering expenses	$519	$657
Asset management fees	4,202	1,930
Operating expenses	516	479
Acquisition fees and expenses	547	664

Total	$5,784	$3,730

Due to the Managing Dealer:
Selling commissions	$573	$99
Marketing support fees and due diligence expense reimbursements	245	46

Total	$818	$145

Total due to affiliates	$6,602	$3,875

SUMMARY OF REDEMPTION PLAN

The following information updates “Summary of Redemption Plan,” which begins on page 107 of the prospectus.

Our Redemption Plan is designed to provide limited interim liquidity to our stockholders until our shares are listed on a national securities exchange or there is another liquidity event. At our discretion, we can determine not to redeem any shares or to only redeem a portion of the shares for which redemption is being requested. Currently, our redemptions are funded solely with funds received from the reinvestment of distributions by our stockholders under our Reinvestment Plan. In 2008, we received redemption requests for 3.6 million shares, all of which were redeemed in the period they were requested for an average price of $9.52 per share.

2009 Redemptions (shares are in thousands)

	First Quarter	Second Quarter	Third Quarter	Year to Date
Redemptions Requested	2,268	3,409	1,762	7,439
Shares Redeemed	2,268	2,112	1,758	6,138
Redemption Requests Unfulfilled(1)	—	1,297	1,301	1,301
Average Price Paid Per Share	$9.55	$9.58	$9.70	$9.60

FOOTNOTE:

(1)	To the extent we redeem shares pursuant to our Redemption Plan in future periods, unfulfilled requests will be redeemed on a pro rata basis before subsequently received redemption requests are honored. For example, in the second quarter of 2009, we redeemed 61.9% of all requested shares. In the third quarter of 2009, we redeemed all unfulfilled requests from the second quarter and 26.2% (0.5 million) of new redemption requests.

Under our Redemption Plan, at no time during a 12-month period may we redeem more than 5.0% of the weighted average number of shares of our outstanding common stock at the beginning of such 12-month period. To date we have not exceeded this limit, and we do not anticipate that we will reach the maximum number of shares redeemable under our Redemption Plan in the next twelve months. As of September 30, 2009, the maximum number of shares that may yet be purchased under our Redemption Plan is approximately 3.0 million shares.

DISTRIBUTION POLICY

The following information updates and supplements “Distribution Policy” on page 109 of the prospectus (in thousands except per share data).

Periods	Cash Distributions	Distributions Reinvested	Total Distributions Declared	Distributions Per Share
2009
First Quarter	$18,613	$16,304	$34,917	$0.15375
Second Quarter	24,048	20,237	44,285	0.19130
Third Quarter	20,250	16,910	37,160	0.15630
Fourth Quarter	–	–	–	–

Year	$62,911	$53,451	$116,362	$0.50135

2008
First Quarter	$15,851	$14,060	$29,911	$0.1538
Second Quarter	16,522	14,839	31,361	0.1538
Third Quarter	17,139	15,632	32,771	0.1537
Fourth Quarter	18,049	16,266	34,315	0.1537

Year	$67,561	$60,797	$128,358	$0.6150

Distributions paid in the second quarter of 2009 include a special distribution of $0.035 per share to stockholders of record as of March 31, 2009. Additionally, we increased our monthly distribution rate from $0.05125 to $0.0521 per share effective April 1, 2009. The special distribution, totaling approximately $8.0 million, was paid on June 30, 2009 along with our quarterly distribution.

Our board of directors declared distributions of $0.0521 per share to stockholders of record at the close of business on July 1, 2009, August 1, 2009 and September 1, 2009, which distributions were paid by September 30, 2009. Our board of directors declared distributions of $0.0521 per share to stockholders of record at the close of business on October 1, 2009 and November 1, 2009. These distributions are to be paid by December 31, 2009. On an annualized basis, excluding the special distribution, would represent a 6.25 percent return if paid for twelve months based on the current $10.00 per share offering price of our common stock. No assurance can be made that distributions will be sustained at current levels.

A portion of the distributions paid for the nine months ended September 30, 2009 was funded from excess prior year cash flows from operating activities as well as borrowing. Our net cash flow provided by operating activities for the nine months ended September 30, 2009 was $67.7 million.

For the nine months ended September 30, 2009 and 2008, approximately 12.7 percent and 45.2 percent of the distributions paid to the stockholders were considered ordinary income and approximately 87.3 percent and 54.8 percent were considered a return of capital for federal income tax purposes, respectively. The characterization of distributions declared for the quarter and nine months ended September 30, 2009 may not be indicative of the characterization of distributions that may be expected for the year ending December 31, 2009. No amounts distributed to stockholders are required to be or have been treated as a return of capital for the purposes of calculating the stockholders’ return on their invested capital as described in the advisory agreement.

The following information replaces the second sentence of the last paragraph under “Distribution Policy” on page 109 of the prospectus.

The amount of distributions declared to our stockholders will be determined by our board of directors and is dependent upon a number of factors, including

•	Sources of cash available for distribution such as current year and inception to date cumulative cash flows, FFO and MFFO, as well as, expected future long-term stabilized cash flows, FFO and MFFO;

•	The proportion of distributions paid in cash compared to that which is being reinvested through our dividend reinvestment program; and

•	Other factors such as the avoidance of distribution volatility, our objective of continuing to qualify as a REIT, capital requirements, the general economic environment and other factors.

PLAN OF DISTRIBUTION

The following information supplements the “Plan of Distribution” on page 135 of the prospectus.

The Offering

As of September 30, 2009, we had received approximately $469.7 million in subscription proceeds for this offering from the sale of 47.3 million shares. We have approximately 152.7 million shares remaining in this offering. As of that same date, we had received approximately $2.5 billion (252.1 million shares) in total proceeds in connection with our public offerings, including $179.8 million (18.9 million shares) received through our reinvestment plan, but excluding subscription proceeds of $1.4 million for an aggregate of 137,706 shares purchased in 2004 by our affiliates, including our Advisor.

EXPERTS

The following paragraph replaces the corresponding paragraph under “Experts” on page 144 of the prospectus.

The financial statements of CNL Lifestyle Properties, Inc. and CNL Dallas Market Center, LP incorporated in this Supplement by reference to the Annual Report on Form 10-K of CNL Lifestyle Properties, Inc. for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to various documents. The information incorporated by reference is an important part of this Supplement and the information that we file later with the Commission may update and supersede the information in this Supplement including the information we incorporated by reference. For information on how to access this information, see the following section of this Supplement entitled, “Where You Can Find More Information.”

We incorporate by reference the following documents that we have previously filed with the Commission:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 20, 2009, which incorporates by reference certain portions of our Definitive Proxy Statement on Schedule 14A filed on April 20, 2009;

•	Periodic Report on Form 8-K filed on April 3, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 filed on May 15, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed on August 14, 2009; and

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 13, 2009.

Upon request we will provide to each person, including a beneficial owner, to whom this Supplement is delivered, a copy of any or all of the information that we have incorporated by reference into this Supplement but have not delivered to investors. To receive a free copy of those documents, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to:

CNL Client Services

PO Box 4920

Orlando, FL 32802

866-650-0650, option 3

www.cnl.com

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirement of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission located at 100 F Street, NE, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. Copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates. Such materials, except for the annual report, may also be accessed electronically by the public on the Commission’s website accessible via the internet at http://www.sec.gov and through our website at http://www.cnllifestylereit.com. Unless specifically listed above in “Incorporation of Certain Information by Reference,” the information contained on the Commission website is not intended to be incorporated by reference into this Supplement.

We have filed a registration statement on Form S-11, of which this Supplement forms a part, and related exhibits with the Commission under the Securities Act. The registration statement contains additional information about us and this offering. You can inspect or access electronically the registration statement and exhibits by the means described in the paragraph above.